Exhibit 99.1

OPC – Market Concentration Committee – Regulatory Outline Plan

OPC Energy Ltd. (the “Company” or “OPC”) announces the establishment of an outline plan for expanding the business activity of the group of which the Company is a member (as defined in the Outline Plan, the “Idan Ofer Group”), in the field of electricity production in terms of market concentration (the “Outline Plan”). The Outline Plan is intended to  allow the Market Concentration Committee (the "Committee") to modify its opinion concerning the grant of a conditional license for the production of electricity to Zomet Energy Ltd (“Zomet”) dated August 7, 20171, and to inform the Electricity Authority that it does not see a reason on the grounds of economy-wide market concentration to prevent the grant of the requested license to Zomet following the compliance with the terms described in the Outline Plan and summarized below (which have not been met as of the date hereof), and  to allow the Committee to inform the Electricity Authority that it does not see a reason on account of economy-wide market concentration to prevent the Idan Ofer Group from receiving additional licenses in the field of electricity production up to the limit stipulated in the relevant sectorial regulations. An undertaking by Mr. Idan Ofer has been sent to the Committee in connection with the Outline Plan.

As part of the Outline Plan, the terms were set for completion of the sale of the holdings of the Idan Ofer Group in Reshet Media Ltd, in accordance with the stated Outline Plan, to an unconnected third party, who is not a market concentration entity and not Mr. Ehud Angel, whose identity will be approved by the Committee prior to completion of the sale. In addition, terms were set concerning limiting a holding in a party of influence in the area of media and newspapers by Mr. Idan Ofer, companies under his control, and companies held by him in a percentage of over 5%, and a prohibition to have a position in such entities, all the above in accordance with the terms and percentages set out in the Outline Plan2.

In addition, according to the Outline Plan, if notwithstanding the foregoing, a holding will come into the possession of the Idan Ofer Group in contravention of the Outline Plan (a "Breach”), Mr. Idan Ofer should act to cure the Breach immediately, including by way of selling the holding that caused the Breach, subject to any law. If the holdings that cause such Breach are not separated, the Idan Ofer Group must sell all its holdings in the Company3, and complete such sale within two years from the start date of the Breach.

In accordance with the Outline Plan, the undertakings on activities in the field of the media or newspapers as stated will be valid for 25 years and as long as the Idan Ofer Group holds the Company. The advice of the Committee above will be valid for 8 years. Furthermore, the Outline Plan states that the above terms apply to the activity of the Group in the field of electricity production in terms of wide-economy market concentration and do not apply to or derogate from in any way the authority of the Commission under other provisions of the Market Concentration Law or the authority of the Anti-Trust Commissioner under the Anti-Trust Law and further states that any doubt regarding interpretation or applicability of this undertaking will be brought to the Committee for a decision. 4

As of the date of this announcement, the conditions to the Outline Plan have not yet been fulfilled, and there is no certainty that they will be fulfilled. In addition, the Zomet project is subject to various preconditions that as of this date have not been fulfilled, including receipt of a production license from the Electricity Authority, and securing the ability to evacuate electricity from the power plant site. Similarly, completion of the Zomet project is subject to financial closing by the required date. The Company is continuing to act facilitate the fulfillment of the conditions and to carry out other actions, in order to advance the Zomet project towards financial completion, however, there can be no certainty that the Zomet project will be completed, and this is dependent inter alia on factors outside the Company’s control.

The information related to the Company’s estimates concerning putting up the project, completion of the project and its operation, completion of financial closure for the project, and fulfillment of the said preconditions above, is forward looking information in its meaning in the Israeli Securities law, 1968. This information may not come about, or come about differently than foreseen, including as a result of circumstances not dependent on the Company such as no financial completion on time, non-fulfillment of the terms stipulated in the Outline Plan, and non-receipt of the required licenses and permits.

1 See Kenon’s Annual Report on Form 20-F for the year ended December 31, 2017 for further information on the Committee’s previous announcement on the Zomet project and regulatory requirements.
2 As part of the outline plan terms have been determined in connection with the sale of holdings and Mr. Ofer’s rights  in Reshet Media Ltd., as well as terms and percentages in connection with the limitations on holdings in media.
3 Either by a direct sale or by selling its interest in the companies that own it.
4 Moreover, in accordance with the Outline Plan the terms do not apply to market concentration considerations concerning the areas of essential infrastructure apart from the field of electricity production, and about these the Committee can make recommendations at its discretion.